Exhibit 99.2

March 26, 2014

Press release

Turquoise Hill announces financial results and review of operations for 2013

VANCOUVER, CANADA –Turquoise Hill Resources today announced its financial results for the quarter ended December 31, 2013. All figures are in US dollars unless otherwise stated.

HIGHLIGHTS

•	Oyu Tolgoi achieved a strong safety performance for 2013 with no fatalities and an All Injury Frequency Rate of 0.43 per 200,000 hours worked.

•	Oyu Tolgoi produced approximately 290,000 tonnes of concentrate for 2013 and 76,700 tonnes of copper in concentrates.

•	In 2013, Oyu Tolgoi recorded net revenue of $51.6 million on 26,400 tonnes of concentrate.

•	In March 2014, sales volumes at Oyu Tolgoi began accelerating and approaching production; as at March 24, 2014, approximately 43,000 tonnes of concentrate has been sold in 2014.

•	During Q4’13, open-pit production increased approximately 81% over Q3’13 as the mine returned to more normal operating levels.

•	Concentrator production rates progressively increased during 2013, including periods where throughput rates exceeded design.

•	Production at Oyu Tolgoi during Q1’14 has been impacted by various post-commissioning issues, including failure of the rake blades in the tailings thickeners, which have been repaired and full production recommenced on March 24, 2014. In addition, certain post-commissioning debottlenecking projects have been deferred in order to preserve cash.

•	Oyu Tolgoi is now expected to produce 135,000 to 160,000 tonnes of copper in concentrates and 600,000 to 700,000 ounces of gold in concentrates for 2014.

•	Sales contracts have now been signed for 74% and 84% of Oyu Tolgoi’s 2014 and 2015 concentrate production respectively, while 40% of concentrate production is contracted for eight years (subject to renewals); discussions are ongoing with potential customers to place the remaining tonnage under long-term agreements at international terms.

•	During Q4’13 and Q1’14, constructive engagement with the Government of Mongolia continued with the aim of resolving a number of outstanding shareholder issues and progressing project financing.

Turquoise Hill Resources Ltd. Suite 354 – 200 Granville Street Vancouver, British Columbia Canada V6C 1S4 T 604 688 5755 www.turquoisehill.com

•	At the end of 2013, approximately 92% of Oyu Tolgoi’s employees were Mongolian nationals in line with the Investment Agreement requirements.

•	During Q4’13, Oyu Tolgoi signed a two-year collective agreement with the Oyu Tolgoi Trade Union – a departure from typical 12-month Mongolian labor agreements.

•	Following a Q4’13 launch, Turquoise Hill successfully closed an approximate $2.4 billion rights offering in January 2014 and repaid all outstanding Rio Tinto funding facilities.

•	In 2013, SouthGobi produced approximately 3.1 million tonnes of coal compared to production of approximately 1.3 million tonnes of coal in 2012.

•	In 2013, SouthGobi sold 3.26 million tonnes of coal at an average realized selling price of $24.25 per tonne compared to sales of 1.98 million tonnes of coal at an average realized selling price of $47.49 per tonne in 2012.

FINANCIAL RESULTS

In 2013, Turquoise Hill recorded a net loss of $112.0 million ($0.09 per share), compared to a net loss of $412.1 million ($0.37 per share) in 2012, which was a decrease of $300.1 million. Results for 2013 included $110.2 million in revenue; $228.7 million in other income; $14.8 million in interest income; an $87.7 million gain from the change in the fair value of the rights offering derivative liabilities; a $5.5 million gain from the change in the fair value of SouthGobi’s embedded derivatives; and $335.6 million of net loss attributable to non-controlling interests. These amounts were offset by $178.2 million in cost of sales; $27.5 million in exploration and evaluation expenses; $233.2 million in other operating expenses; $61.3 million in general and administrative expenses; $30.4 million write-down of accounts receivable and other current assets; $29.8 million write-down of carrying value of materials and supplies inventory; $73.6 million write-down of carrying value of property, plant and equipment; $62.4 million in interest expense; $5.6 million in foreign exchange losses; a $3.1 million share of loss of significantly influenced investees; a $99.9 million provision for income and other taxes; and a $80.6 million loss from discontinued operations.

Turquoise Hill’s cash position, on a consolidated basis at December 31, 2013, was approximately $78.1 million. As at March 26, 2014, Turquoise Hill’s consolidated cash position was approximately $147.0 million.

OYU TOLGOI COPPER-GOLD MINE

First year of production

By the end of Q1’13, construction of the Oyu Tolgoi open-pit mine and concentrator complex was complete and mine infrastructure was substantially complete.

Major highlights for 2013 and Q1’14 include the following:

•	Oyu Tolgoi achieved a strong safety performance for 2013 with no fatalities and an All Injury Frequency Rate of 0.43 per 200,000 hours worked.

•	In 2013, Oyu Tolgoi produced approximately 290,000 tonnes of concentrate. The mine produced 76,700 tonnes of copper in concentrates for 2013 and met production guidance.

•	Throughput and recovery rates improved throughout 2013. During the first half of 2013, commissioning of the concentrator progressed and concentrate production ramped up. By Q3’13, the concentrator had consistently achieved throughput rates above 95% of capacity and by the end of 2013 was operating at just above design capacity.

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•	On July 9, 2013, Oyu Tolgoi commenced the shipping of concentrate. During Q3’13, Oyu Tolgoi’s customers were engaged with Chinese customs officials to receive the necessary approvals to enable them to collect purchased concentrate. Sales commenced on October 19, 2013 when the first customer collected concentrate from the Chinese-border warehouse. Net revenue for 2013 was $51.6 million on 26,400 tonnes of concentrate.

•	In Q2’13, open-pit production rates were reduced to preserve cash and better align open-pit production to the needs of the concentrator during the ramp up period. Open-pit mining resumed during Q3’13 and returned to more normal operating levels during Q4’13. During Q4’13, open-pit production increased approximately 81% over Q3’13.

•	On September 1, 2013, Oyu Tolgoi achieved the Commencement of Production as defined in the October 2009 Investment Agreement between Turquoise Hill, Rio Tinto and the Government of Mongolia. This resulted in an increase in the Management Services Payment from 3% to 6% of capital costs and operating costs incurred by Oyu Tolgoi. The Company and Rio Tinto have agreed to evenly split the Management Services Payment from Oyu Tolgoi.

•	On July 28, 2013, Turquoise Hill announced that funding and all work on the underground development of Oyu Tolgoi would be delayed and on August 13, 2013 development was suspended. All parties are committed to further construction and development of Oyu Tolgoi subject to resolution of shareholder issues.

•	Prior to the development suspension in Q3’13, underground lateral development at Hugo North had advanced approximately 16 kilometres and the sinking of Shaft #2 and Shaft #5 had reached approximate depths below surface of 1,200 metres (91% of its final depth) and 200 metres (17% of its final depth), respectively. Development of the main ventilation station was completed during Q3’13.

•	The feasibility study for the expansion of operations at the Oyu Tolgoi mine is ongoing and expected to be complete in the first half of 2014. Following completion, the study must be approved by the mine’s shareholders as well as the Mongolian Minerals Council.

•	Sales contracts have now been signed for 74% and 84% of Oyu Tolgoi’s expected 2014 and 2015 concentrate production respectively, while 40% of concentrate production is contracted for eight years (subject to renewals). Discussions are ongoing with potential customers to place the remaining tonnage under long-term agreements at international terms.

•	At the beginning of January 2014, annual negotiations were conducted with all Oyu Tolgoi customers and 2014 annual treatment and refining charges were settled at the Far East Benchmark of $92 per tonne of copper concentrate and 9.2 cents per pound of payable copper.

•	During Q4’13, negotiations with the Oyu Tolgoi Trade Union were finalized resulting in the signing of a new collective agreement. The new two-year agreement is a departure from Mongolian labor agreements which typically are for 12 months. All parties see the new agreement as a positive step in positioning Oyu Tolgoi for long-term operations.

Final cost for the initial development and construction of Oyu Tolgoi was approximately $6.2 billion.

Funding of Oyu Tolgoi

In accordance with the Amended and Restated Shareholders’ Agreement dated June 8, 2011 (ARSHA), Turquoise Hill is required to fund Oyu Tolgoi’s cash requirements until September 1, 2016, and Oyu Tolgoi must repay all amounts funded by way of debt, including accrued interest, before it can pay common share dividends. At December 31, 2013, the aggregate outstanding balance of loans extended by subsidiaries of the Company to Oyu Tolgoi was $6.8 billion, including accrued interest of $0.9 billion. These loans bear interest at an effective annual rate of LIBOR plus 6.5%.

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In accordance with the ARSHA, a subsidiary of the Company has funded common share investments in Oyu Tolgoi on behalf of Erdenes Oyu Tolgoi LLC (Erdenes). These funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable, by Erdenes to a subsidiary of the Company, via a pledge over Erdenes’ share of Oyu Tolgoi common share dividends. Erdenes also has the right to reduce the outstanding balance by making cash payments. As at December 31, 2013, the cumulative amount of such funding, representing approximately 34% of invested common share equity, and accrued interest thereon totalled $751.2 million and $110.5 million respectively.

Fourth quarter and full-year 2013 performance

In 2013, Oyu Tolgoi generated revenue of $51.6 million, net of royalties of $3.0 million, on sales of 26,400 tonnes of copper-gold concentrates. Oyu Tolgoi’s breakdown of revenue, net of royalties, by metals in concentrates is as follows: approximately 6,100 tonnes of copper for $37.6 million, approximately 10,000 ounces of gold for $13.2 million and approximately 36,000 ounces of silver for $0.8 million. All 2013 revenue from the sale of copper-gold concentrates arose in Q4’13. Oyu Tolgoi’s sales of concentrate are subject to a 5% royalty in Mongolia. Turquoise Hill’s revenues are presented net of royalties.

Oyu Tolgoi recognized cost of sales in 2013 of $49.2 million, which included direct cash costs of product sold, mine administration cash costs of product sold, mining plant and equipment depreciation, and depletion of mineral properties.

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Key operational and production metrics for Q4’13 and full-year 2013 are as follows:

Oyu Tolgoi Production Data

All data represents full production and sales on a 100% basis

	1H 2013	3Q 2013	4Q 2013	12 Months 2013
Open pit material mined (‘000 tonnes)	37,925	12,151	21,956	72,032
Ore Treated (‘000 tonnes)	4,430	8,052	7,835	20,317
Average mill head grades:
Copper (%)	0.42	0.47	0.49	0.47
Gold (g/t)	0.27	0.36	0.41	0.36
Silver (g/t)	1.31	1.39	1.44	1.39
Copper concentrates produced (‘000 tonnes)	50.2	110.3	129.5	290.0
Average concentrate grade (% Cu)	26.1	27.7	25.4	26.4
Production of metals in concentrates:
Copper in concentrates (‘000 tonnes)	13.1	30.6	32.9	76.7
Gold in concentrates (‘000 ounces)	21	62	74	157
Silver in concentrates (‘000 ounces)	85	196	208	489
Sales of metals in concentrates:
Copper in concentrates (‘000 tonnes)	—	—	6.1	6.1
Gold in concentrates (‘000 ounces)	—	—	10	10
Silver in concentrates (‘000 ounces)	—	—	36	36
Metal recovery (%)
Copper	73.2	81.7	86.4	81.6
Gold	56.7	66.3	71.2	66.1
Silver	47.8	54.9	57.2	54.2

Ramp up of the open pit was slower than expected during Q4’13 due to delays in recruitment and training and a strong focus on construction of the tailings storage facility. As a result, material mined during October and November 2013 was below expectation but it returned to near plan during December.

Production rates at the Oyu Tolgoi concentrator progressively increased during 2013, including periods where throughput rates exceeded design. During Q4’13, the concentrator exceeded nameplate capacity on 31 days. In December 2013, the concentrator processed 3.0 million tonnes of ore, which was slightly above plan. Record production was achieved on December 2, 2013 with 122,800 tonnes of ore processed. Recovery of copper and gold progressively improved during 2013 as the open-pit mine deepened, feed grades increased and operations normalized.

Infrastructure construction continued throughout 2013. The building of the Oyu Tolgoi – Gashuun Sukhair road to an existing toll road is ongoing and is expected to be completed in 2014. The diversion of the Undai River was finished during Q3’13.

During 2013, additions to property, plant and equipment for the Oyu Tolgoi mine totalled $641.0 million (2012: $2.6 billion), which included underground development costs of $459.8 million (2012 $309.1 million). On May 1, 2013, the Oyu Tolgoi mine’s ore processing infrastructure, including the concentrator, was in the condition and location necessary for its intended use. Therefore, on this date, costs associated with establishing and commissioning this infrastructure ceased being capitalized.

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Q1’14 operational outlook

Some sales volumes previously expected during Q1’14 were deferred into Q2’14 and Q3’14 due to technical issues at two of Oyu Tolgoi’s receiving smelters. Also, sales were slower than expected during January and February 2014 but began to accelerate during March 2014 and approached production. As at March 24, 2014, approximately 43,000 tonnes of concentrate has been sold in 2014. During Q2’14, sales are expected to increase and match production. During the second half of 2014, Oyu Tolgoi is expected to begin a drawdown of inventory. Oyu Tolgoi will monitor production levels and only if necessary, match them to meet customer requirements, with the goal of returning to more normal levels of inventory by the end of 2014.

As previously disclosed, Q1’14 production has been impacted by various post-commissioning issues including the failure of the rake blades in the tailings thickeners. This resulted in a shutdown of one line, approximately 50% feed rate, for seven weeks. Repairs to the rakes have been completed and full production recommenced on March 24, 2014. In addition, certain post-commissioning debottlenecking projects have been deferred in order to preserve cash.

Turquoise Hill now expects Oyu Tolgoi to produce 135,000 to 160,000 tonnes of copper in concentrates and 600,000 to 700,000 ounces of gold in concentrates for 2014.

In February 2014, Oyu Tolgoi signed two agreements that are expected to provide the mine with additional liquidity. On February 20, 2014, Oyu Tolgoi signed a $126 million non-revolving copper concentrate prepayment agreement with one of its customers whereby Oyu Tolgoi can request the customer to prepay up to 80% of the provisional value of copper concentrate produced but not yet delivered. On February 24, 2014, Oyu Tolgoi signed an unsecured $200 million revolving credit facility with two banks.

Discussions with the Government of Mongolia

Turquoise Hill, Rio Tinto and the Government of Mongolia continue to work together with the aim of resolving outstanding shareholder issues and finalizing project finance for further development of the underground mine at Oyu Tolgoi. Progress is being made and some matters have been resolved. All parties remain committed to further development of Oyu Tolgoi.

While discussions remain constructive, it may not be possible to resolve the shareholder issues until the underground feasibility study has been completed, reviewed and approved by all parties and all necessary permits have been received. The feasibility study is expected to be completed in the first half of 2014.

If agreement on outstanding shareholder issues is deferred until after the completion and approval of the feasibility study, the project finance will not be able to be closed prior to the current expiry of the lender commitments on March 31, 2014. In this event, the shareholders will consider requesting an extension of the commitments from the project finance lenders and finalization of the Oyu Tolgoi project financing may be deferred to the second half of 2014.

2013 Oyu Tolgoi Technical Report

On March 25, 2013, the 2013 Oyu Tolgoi Technical Report (2013 OTTR) was released. The 2013 OTTR was reviewed by independent qualified persons. The 2013 OTTR is the current Technical Report for the Oyu Tolgoi mine and related projects. Disclosure of a scientific or technical nature in the Annual Information Form in respect of the 2013 OTTR was prepared by the following qualified persons: Bernard Peters, B. Eng. (Mining), FAusIMM of OreWin Pty Ltd. (“OreWin”), formerly of AMC Consultants Pty Ltd. (“AMC”), who was responsible for the overall preparation of the report and the mineral reserve estimate of the report; as well as the preparation of the geotechnical sections and the sections related to and including processing; and Sharron Sylvester, B.Sc Geology, MAIG (RPGeo), of OreWin; also formerly of AMC; who was responsible for preparation of the mineral resources estimate of the report; both of whom are “qualified persons” for the purposes of National Instrument 43-101.

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Highlights of the 2013 OTTR include the following:

•	The OTTR revised phase-two capital estimate of $5.1 billion is based on the concentrator operating at its initial capacity of 100,000 tonnes per day and includes an expansion to the back end of the concentrator to process the high grade underground ore. Ore is initially fed from the Southern Oyu open pit mine, which is subsequently displaced with the more valuable Hugo North Lift 1 underground ore.

•	The peak production rate from the underground has increased from an expected 85,000 tonnes per day to an expected 95,000 tonnes per day.

•	The 2013 OTTR excludes the power plant and concentrator expansion to 160,000 tonnes per day outlined in the 2012 Integrated Development and Operations Plan Technical Report (IDOP).

•	A decision to expand the concentrator to also process full production from the open pit mine does not need to be made at this time. Prior to this decision point, the Company will continue to evaluate and optimize options for resource development.

•	The 100,000 tonne reserve case does not include construction of a power station; capital and operating costs have been adjusted to reflect purchases from a third party Mongolia based power provider.

•	The case supporting the mineral reserve has extended from 27 to 43 years as concentrator production has been assumed to remain at 100,000 tonnes per day.

•	The average cash cost after gold and silver credits for the first ten years of production is expected to be $0.89 per pound of copper. The increase relative to the 2012 IDOP ten-year average cash cost was primarily a result of incorporating higher third party power costs compared to a dedicated power station. This increase in power costs resulted in a large increase in processing costs and a smaller increase in mining costs. Higher general and administration costs also contribute to the increase in average cash cost.

•	Overall, the Company estimates that there has been a 30% increase in the direct capital cost to construct the underground mine. The remainder of the increase in the phase-two capital estimate, after adjusting for scope changes, is primarily driven by an increase in contingencies, contractor costs and owner execution costs.

•	The independently prepared 2013 OTTR states that the ongoing work being undertaken on the feasibility study may result in opportunities to improve the economics through cost reductions and optimizations of the mine plan. Oyu Tolgoi plans to complete a focused and structured review of the feasibility study work to support future capital approvals.

•	The 2013 OTTR reserves and resources show an increase from previous years. The 2013 OTTR states that the deposits contain a currently identified estimated resource of 45.8 billion pounds of contained copper and 24.9 million ounces of contained gold in the measured and indicated mineral resource categories and 54.6 billion pounds of contained copper and 36.8 million ounces of contained gold in the inferred category. The reasonable prospects analysis identified a reduction in cut-off grade, which was the predominant factor for the change in resources relative to reporting in previous years. The mineral reserves state 26.5 billion pounds recovered copper and 12.9 million ounces recovered gold, increases of 4.4% in recovered copper and 4.3% in recovered gold over the 2012 IDOP mineral reserve. The increase in reserves is a result of re-optimization of the mine designs. Mineral resources are inclusive of mineral reserves.

Oyu Tolgoi workforce

Employment at Oyu Tolgoi continues to focus on utilizing Mongolian men and women and developing their skills through established training programs. As at December 31, 2013, Oyu Tolgoi had 2,830 employees and approximately 92% were Mongolian nationals. This is in line with the Investment Agreement requirement that

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90% of Oyu Tolgoi’s employees must be Mongolian nationals. Additionally, the number of Mongolians in senior leadership roles increased during 2013 with the appointment of a number of individuals to the Oyu Tolgoi executive management team. Mongolians now occupy nearly 50% of all superintendent and specialist-level positions and over 35% of manager/principal roles.

Development and exploration drilling continued in Q4’13

In 2013, Oyu Tolgoi’s exploration strategy is focused on developing a project pipeline prioritized in areas that can impact the current development of the Oyu Tolgoi orebodies, seeking low-cost development options with the potential to directly impact the value of current operations and continuing development of legacy datasets to enable future discovery. There was also a reduction of drilling compared to previous years as emphasis shifted to data compilation, 3D modelling and interpretation to generate the next series of prioritized targets. In Q3’13, encouraging drill results were reported from a Hugo West target. There was further shallow exploration of the Hugo West target in Q4’13 and Q1’14.

An infill drilling program at Hugo North Lift #1 was completed during 2013 and is being incorporated into an updated Hugo North resource model. This new Hugo North resource model will be used for the 2014 feasibility study.

During Q4’13, exploration drilling continued with 4,830 metres of surface diamond drilling completed by up to three drill rigs on the Oyu Tolgoi mining licence. OTD1770, located to the west of the Hugo South deposit and 380 metres south from OTD1769, was drilled to test the continuation of mineralization to the southwest of the Hugo South deposit and also test a magneto-telluric geophysical anomaly. OTD1770 has intersected quartz monzodiorite intruded by narrow basalt and andesite dikes. Drilling to date indicates a potential exploration target within the Hugo West area with moderate grade mineralization continuing over the 380 metre strike length that has been tested.

Drilling of OTD1771 took place during Q4’13 to test for continued mineralization of the Hugo West target. OTD1771 showed a continuity of mineralization within the Hugo West target to the south, albeit at weakening grades and reduced intercept thickness.

Twelve shallow drillholes were completed during the quarter targeting the Hugo West shallow exploration target. Copper and gold assay results have been received and are shown in the table below. The initial logging and assays indicate that the Hugo West shallow target is potentially a low-grade open pitable exploration target that requires additional drilling to delineate the target. The Hugo West shallow target is hosted predominantly in quartz monzodiorite and ignimbrite.

SOUTHGOBI RESOURCES

Sales and operations at the Ovoot Tolgoi coal mine

Operations resumed at the Ovoot Tolgoi coal mine on March 22, 2013 after having been fully curtailed since the end of Q2’12.

In 2013, SouthGobi’s revenue was $58.6 million compared to $78.1 million in 2012. SouthGobi sold 3.26 million tonnes of coal at an average realized selling price of $24.25 per tonne compared to sales of 1.98 million tonnes of coal at an average realized selling price of $47.49 per tonne in 2012. Revenue decreased primarily due to lower average realized selling prices for SouthGobi’s coal products. Following the softening of coal markets in mid-2012, the coal markets in China continued to be challenging in 2013 with certain coal price indices in China reaching four year lows during the year. The decrease in average realized selling prices for SouthGobi’s coal products was partially offset by higher sales volumes in 2013 compared to 2012.

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Turquoise Hill’s revenue is presented net of royalties. SouthGobi is subject to a base royalty in Mongolia of 5% on all export coal sales. In addition, effective January 1, 2011, SouthGobi is subject to an additional sliding scale royalty of up to 5%. The royalty is calculated using a set reference price per tonne published monthly by the Government of Mongolia. Based on the reference prices for 2013, SouthGobi was subject to an average 7% royalty based on a weighted average reference price of $65.81 per tonne. SouthGobi’s effective royalty rate for 2013, based on SouthGobi’s average realized selling price of $24.25 per tonne, was 19% or $4.53 per tonne compared to 15% or $7.12 per tonne in 2012.

In 2013, SouthGobi produced 3.06 million tonnes of raw coal with a strip ratio of 2.76 compared to production of 1.33 million tonnes of raw coal with a strip ratio of 2.52 in 2012. The increase in production was primarily due to the restart of operations following the curtailment of SouthGobi’s mining operations in the last three quarters of 2012.

Cost of sales was $129.0 million in 2013, compared to $155.4 million in 2012. Cost of sales comprises the direct cash costs of product sold, mine administration cash costs of product sold, costs related to idled mine assets, coal inventory write-downs, mining plant and equipment depreciation, depletion of mineral properties and share-based compensation expense. As a result of the recommencement of mining operations at the Ovoot Tolgoi mine on March 22, 2013, costs related to idled mine assets decreased in 2013. However, the 2013 production plan did not fully utilize SouthGobi’s existing mine fleet, therefore, costs related to idled mine assets continued to be incurred throughout 2013. In 2013, cost of sales included $30.4 million of costs related to idled mine assets (2012: $53.0 million) and $38.0 million of coal inventory write-downs (2012: $25.5 million).

Processing infrastructure

Dry Coal Handling Facility (DCHF)

Following an extensive review that commenced in Q4’13, SouthGobi concluded that it does not plan to either complete or use the DCHF at the Ovoot Tolgoi mine in the foreseeable future. This conclusion constituted an indicator of impairment and SouthGobi performed an impairment assessment of the DCHF. As a result of the impairment assessment, SouthGobi recorded a $66.9 million non-cash impairment to reduce the carrying value of the DCHF, including related materials and supplies inventories, to its fair value. A probability-weighted discounted cash flow model, with a discount rate of 10.4%, was used to estimate the DCHF’s fair value. The DCHF had a carrying value of $78.1 million prior to the impairment assessment. Subsequent to the impairment charge, the DCHF’s carrying value was $11.2 million at December 31, 2013.

The first phase of the DCHF project comprised a coal rotary breaker intended to reduce screening costs and improve yield recoveries. On February 13, 2012, SouthGobi announced the successful commissioning of the coal rotary breaker. The Ovoot Tolgoi mine operations were curtailed during Q2’12 and resumed on March 22, 2013. SouthGobi has not operated the coal rotary breaker since its announced commissioning. The second phase of the DCHF project included the installation of dry air separation modules and covered load out conveyors with fan stackers to take processed coals to stockpiles and enable more efficient blending. In 2012, SouthGobi announced the suspension of the completion of the DCHF project to minimize uncommitted capital expenditures and preserve SouthGobi’s financial resources. On November 14, 2013, SouthGobi announced that it was conducting a review of the DCHF project and its contribution to SouthGobi’s product strategy.

The review of the DCHF project was completed in Q1’14. SouthGobi continues to focus on preserving its financial resources and has assessed, using updated operating cost assumptions and estimates, that it currently has the adequate equipment and capacity to efficiently meet its commercial objectives and execute its product strategy without the use of the DCHF. The use of mobile screens at stockpile areas closer to the pits has enabled SouthGobi to realize a cost benefit compared to hauling the coal to the central DCHF and operating the rotary breaker. This provides a lower cost solution without adversely impacting the coal quality of the coal planned to be mined over the next year. As coal markets improve and production from the Ovoot Tolgoi mine

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increases in line with its anticipated annual capacity of 9 million tonnes run-of-mine production, SouthGobi will review the use of the DCHF as part of its existing assets and continue developing beneficiation capabilities to maximize value from its product.

Wet Washing Facility

In 2011, SouthGobi entered into an agreement with Ejin Jinda, a subsidiary of China Mongolia Coal Co. Ltd. to toll-wash coals from the Ovoot Tolgoi mine. The agreement has a duration of five years from commencement of the contract and provides for an annual wet washing capacity of approximately 3.5 million tonnes of input coal. The facility is located approximately 10km inside China from the Shivee Khuren Border Crossing, approximately 50km from the Ovoot Tolgoi mine. Ejin Jinda will charge SouthGobi a single toll washing fee which will cover their expenses, capital recovery and profit. Ejin Jinda will also transport coal from the Ovoot Tolgoi mine to the wet washing facility under a separate transportation agreement. Pursuant to the terms of the agreement, SouthGobi prepaid $33.6 million of toll washing fees in 2011.

To date, commercial operations at the wet washing facility have not commenced. SouthGobi identified the results of a trial sample from the wet washing facility and the delay in starting the commercial operations at the wet washing facility as indicators of impairment for the prepaid toll washing fees which are part of the contract with Ejin Jinda. Based on updated estimates and assumptions related to wash yields from the facility, a $30.2 million impairment loss on the $33.6 million of prepaid toll washing fees was recorded in Q4’13.

SouthGobi’s objective continues to be the implementation of an effective and profitable wet washing solution, and SouthGobi is cooperating with Ejin Jinda in reviewing the utilization of the wet washing facility.

Governmental and regulatory investigations

SouthGobi is subject to investigations by Mongolia’s Independent Authority against Corruption (the “IAAC”) and the Mongolian State Investigation Office (the “SIA”) regarding allegations against SouthGobi and some of its former employees. The IAAC investigation concerns possible breaches of Mongolia’s anti-corruption laws, while the SIA investigation concerns possible breaches of Mongolia’s money laundering and taxation laws.

While the IAAC investigation into allegations of possible breaches of Mongolian anti-corruption laws has been suspended, SouthGobi has not received formal notice that the IAAC investigation is completed. The IAAC has not formally accused any current or former SouthGobi employees of breach of Mongolia’s anti-corruption laws.

A report issued by the experts appointed by the SIA on June 30, 2013 and again in January 2014 has recommended that the accusations of money laundering as alleged against SouthGobi’s three former employees be withdrawn. However, to date, SouthGobi has not received notice or legal document confirming such withdrawal as recommended by the experts appointed by the SIA.

A third investigation ordered by the SIA and conducted by the National Forensic Center (“NFC”) into alleged violations of Mongolian taxation law was concluded at the end of January 2014. SouthGobi has received notice that the report with conclusions of the investigations by the NFC have been provided to the Prosecutor General of Mongolia. The Prosecutor General may undertake criminal actions against the three former employees for alleged violations of taxation laws and SouthGobi may be held liable as “civil defendant” as a result of these alleged criminal actions. These actions could result in the investigation case being imminently transferred to a Court of Justice under the relevant Mongolian law. The likelihood or consequences of such an outcome or any civil action taken against SouthGobi are uncertain and unclear at this time but could include financial or other penalties, which could be material, and which could have a material adverse effect on SouthGobi and the Company.

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Turquoise Hill disputes and will vigorously defend itself against any civil or criminal actions. At this point, the three former employees remain designated as “accused” in connection with the allegations of tax evasion, and continue to be subject to a travel ban. SouthGobi remains designated as a “civil defendant” in connection with the tax evasion allegations, and may potentially be held financially liable for the alleged criminal misconduct of its former employees under Mongolian Law.

The SIA also continues to enforce administrative restrictions, which were initially imposed by the IAAC investigation, on certain of SouthGobi’s Mongolian assets, including local bank accounts, in connection with its continuing investigation of these allegations. While the orders restrict the use of in-country funds pending the outcome of the investigation, they are not expected to have a material impact on Turquoise Hill’s activities in the short term, although they could create potential difficulties for Turquoise Hill in the medium to long term. Turquoise Hill will continue to take all appropriate steps to protect its ability to conduct its business activities in the ordinary course

Internal investigations

Through SouthGobi’s Audit Committee (comprised solely of independent directors) (the SouthGobi Audit Committee), SouthGobi has conducted an internal investigation into possible breaches of law, internal corporate policies and codes of conduct arising from the allegations which have been raised. The SouthGobi Audit Committee has had the assistance of independent legal counsel in connection with its investigation.

The Chair of the SouthGobi Audit Committee has also participated in a tripartite committee, comprised of the Audit Committee Chairs of SouthGobi and the Company and a representative of Rio Tinto, which focused on the investigation of a number of those allegations, including possible violations of anti-corruption laws. Independent legal counsel and forensic accountants assisted this committee with its investigation. The tripartite committee substantially completed the investigative phase of its activities during Q3’13. SouthGobi continues to cooperate with the IAAC, SIA and with Canadian and United States government and regulatory authorities that are monitoring the Mongolian investigations. It is possible that these authorities may subsequently conduct their own review or investigation or seek further information from SouthGobi. Pending further reviews or questions from any of such government or regulatory authorities, the tripartite committee has been stood down and investigations have been paused.

The investigations referred to above could result in one or more Mongolian, Canadian, United States or other governmental or regulatory agencies taking civil or criminal action against SouthGobi, its affiliates or its current or former employees. The likelihood or consequences of such an outcome are unclear at this time but could include financial or other penalties, which could be material, and which could have a material adverse effect on Turquoise Hill.

SouthGobi, through its Board of Directors and new management, has taken a number of steps to address issues noted during the investigations and to focus ongoing compliance by employees with all applicable laws, internal corporate policies and codes of conduct, and with SouthGobi’s disclosure controls and procedures and internal controls over financial reporting.

Withdrawal of Notice of Investment Dispute

On August 22, 2013, SouthGobi announced that it had withdrawn the Notice of Investment Dispute in recognition of the fact that the dispute was resolved following the grant of three pre-mining agreements (“PMAs”) on August 14, 2013 relating to the Zag Suuj Deposit and certain areas associated with the Soumber Deposit, and the earlier grant of a PMA on January 18, 2013 pertaining to the Soumber Deposit. Each of the PMAs was granted and executed by MRAM in accordance with Mongolian law.

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Board of Directors and management changes

In 2013, SouthGobi announced the appointment of Bertrand Troiano as its Chief Financial Officer, Brett Salt as its Chief Commercial Officer and Enkh-Amgalan Sengee as President and Executive Director of SouthGobi Sands LLC, SouthGobi’s wholly-owned subsidiary. Brett Salt resigned as a Non-Executive Director of SouthGobi following his appointment as Chief Commercial Officer. Bold Baatar was appointed as a Non-Executive Director of SouthGobi in 2013.

Class action lawsuit

On or about January 6, 2014, Siskinds LLP, a Canadian law firm, filed a proposed class action lawsuit in Canada against SouthGobi, certain former and current directors and officers of SouthGobi and SouthGobi’s former auditor, Deloitte LLP, relating to the decision by SouthGobi’s board of directors in November 2013 to restate SouthGobi’s 2011 and 2012 financial statements.

The plaintiff seeks leave to bring a claim under applicable Canadian securities legislation and seeks certification of a class action with respect to a class of persons who purchased shares of SouthGobi between March 30, 2011 and November 7, 2013, alleging that the financial reporting of SouthGobi during that period contained misrepresentations giving rise to liability at common law and under applicable Canadian securities legislation. The proposed class action also seeks general damages against all defendants. Assuming that leave is granted, the action is certified as a class proceeding, and there is a finding of liability, the actual quantum of damages will depend upon the evidence which is adduced in the court proceedings.

SouthGobi disputes and will vigorously defend itself against these claims through independent Canadian litigation counsel retained by SouthGobi and the other defendants for this purpose. Due to the inherent uncertainties of litigation, it is not possible to predict the final outcome of the proposed class action lawsuit or determine the amount of any potential losses, if any. However, in the opinion of Turquoise Hill, at December 31, 2013 a provision for this matter is not required.

CORPORATE ACTIVITIES

Changes to the Company’s Board of Directors

On February 20, 2013, the Company’s Board of Directors accepted the resignation of director Andrew Harding and appointed Jean-Sébastien Jacques to the board.

Directors Livia Mahler and Peter Meredith, nominees of Robert Friedland, did not stand for re-election at the Company’s Annual Meeting of Shareholders held on May 10, 2013, as a result of changes in Mr. Friedland’s holdings in the Company. Additionally, Dan Larsen, a Rio Tinto nominee, did not stand for re-election. Rio Tinto nominated Virginia Flood in his place and she was appointed to the Company’s board on May 10, 2013.

On September 17, 2013, Mr. Jacques resigned from the Company’s board. On October 7, 2013, the Company appointed Rowena Albones to the board replacing Mr. Jacques.

Directors Virginia Flood, Isabelle Hudon, Warren Goodman and Charles Lenegan will not stand for re-election at the Company’s 2014 Annual Meeting of Shareholders. Turquoise Hill’s Articles of Amendment currently provide that the number of directors will be a minimum of three and a maximum of 14. In accordance with the terms of the 2012 Memorandum of Agreement, Rio Tinto and Turquoise Hill agreed that until the earlier of January 18, 2014 and the date the Company ceased to be a reporting issuer, a majority of the directors on the board would be “independent” under the applicable securities laws. Of the seven persons nominated for election at the 2014 Annual Meeting of Shareholders, four are independent directors.

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Rio Tinto short-term funding package

On June 28, 2013, the Company entered into an agreement with majority shareholder Rio Tinto for a non-revolving bridge facility for up to $225 million maturing on August 12, 2013 (Short-Term Bridge Facility). Interest on amounts advanced to the Company under the Short-Term Bridge Facility was at LIBOR plus 5%. The Company applied the proceeds from the sale of its 50% interest in Altynalmas Gold to repay in full the $224.8 million principal then outstanding on the Short-Term Bridge Facility.

On August 7, 2013, the Company signed a binding term sheet with Rio Tinto for a new bridge facility (New Bridge Facility) and the facility was finalized on August 23, 2013. Under the New Bridge Facility, Rio Tinto provided the Company with a secured $600 million bridge funding facility. The New Bridge Facility had a front end fee of $6 million, an interest rate of LIBOR plus 5% per annum on drawn amounts and a commitment fee of 2% per annum on undrawn amounts. The facility was used initially to refinance any amounts outstanding under the Short-Term Bridge Facility and thereafter used for the continued ramp up of phase one of the Oyu Tolgoi mine development.

Under the terms of the New Bridge Facility, in the event that the Oyu Tolgoi project financing funds were not available by December 31, 2013 to repay the $600 million New Bridge Facility and the $1.8 billion interim funding facility, the Company would be obligated to launch a rights offering, with a standby commitment from Rio Tinto the proceeds of which would be used to repay both facilities.

Turquoise Hill rights offering

On November 26, 2013, the Company filed a final prospectus outlining the details of a rights offering that was expected to raise approximately $2.4 billion in gross proceeds. To allow for completion of the rights offering, the Company and Rio Tinto agreed to amend the 2013 Memorandum of Agreement and extend the latest date by which the rights offering must be completed to January 13, 2014 and, correspondingly, extended the maturity dates of the Interim Funding Facility and New Bridge Facility to the earlier of the second business day following the rights offering closing date and January 15, 2014.

On January 13, 2014, Turquoise Hill successfully closed the rights offering and confirmed gross proceeds of approximately $2.4 billion. The Company used the net proceeds from the rights offering to repay all amounts outstanding under its $1.8 billion Interim Funding Facility and its secured $600 million New Bridge Facility with Rio Tinto, and the remaining proceeds were used for the continued funding and development of the Oyu Tolgoi mine, working capital, general administrative expenses and other corporate expenses.

Upon the closing of the offering, Turquoise Hill issued a total of 1,006,116,602 new common shares, which represented 100% of the maximum number of common shares available under the rights offering. Approximately 99.3% of the shares were issued in the basic subscription of the rights offering with the balance having been issued in the additional subscription. Rio Tinto exercised all of its rights under the basic subscription and did not participate in the additional subscription of the rights offering, which was available to all shareholders who fully participated in the basic subscription. Because the offering was over-subscribed, Rio Tinto was not required to purchase any shares under its standby commitment. As a result of the rights offering, Rio Tinto’s stake in Turquoise Hill remained unchanged at 50.8% of the outstanding common shares.

Class action lawsuits

On December 13 and 18, 2013, two putative securities class action lawsuits were filed in the United States District Court for the Southern District of New York against the Company and certain of its officers and directors. The lawsuits seek to recover damages resulting from alleged misstatements about Turquoise Hill’s financial performance and business prospects arising from revisions to its recognition of revenue on SouthGobi’s coal sales, as disclosed on November 8, 2013. The Company believes the complaints are without merit and will vigorously defend against the lawsuits. In the opinion of the Company, at December 31, 2013 a provision for this matter is not required.

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QUALIFIED PERSON

Disclosure of a scientific or technical nature in this MD&A in respect of the Oyu Tolgoi mine was prepared under the supervision of Bernard Peters (responsibility for overall preparation and mineral reserves), B. Eng. (Mining), FAusIMM (201743), employed by OreWin Pty Ltd as Technical Director – Mining and Kendall Cole-Rae (responsibility for mineral resources, geology and exploration), B.Sc. (Geology), SME (4138633), employed by Rio Tinto as a Principal Geologist. Each of these individuals is a “qualified person” as that term is defined in NI 43-101.

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SELECTED QUARTERLY DATA

($ in millions of dollars, except per share information)	Quarter Ended
	Dec-31	Sep-30	Jun-30	Mar-31
	2013	2013	2013	2013
Revenue
Copper-gold concentrate	$51.6	$0.0	$0.0	$0.0
Coal	32.4	15.7	6.1	4.4

Total revenue	$84.0	$15.7	$6.1	$4.4

Net income (loss) from continuing operations attributable to parent	$134.3	($84.8)	($77.8)	($40.4)
Income (loss) from discontinued operations attributable to parent	4.1	(9.3)	(27.6)	(10.5)

Net (loss) income attributable to parent	$138.4	($94.1)	($105.4)	($50.9)

Basic income (loss) per share attributable to parent
Continuing operations	$0.10	($0.07)	($0.06)	($0.03)
Discontinued operations	$0.01	($0.01)	($0.02)	($0.01)

Total	$0.11	($0.08)	($0.08)	($0.04)

Diluted (loss) income per share attributable to parent
Continuing operations	$0.10	($0.07)	($0.06)	($0.03)
Discontinued operations	$0.01	($0.01)	($0.02)	($0.01)

Total	$0.11	($0.08)	($0.08)	($0.04)

	Dec-31	Sep-30	Jun-30	Mar-31
	2012	2012	2012	2012
Revenue
Copper-gold concentrate	$0.0	$0.0	$0.0	$0.0
Coal	1.3	3.8	46.6	26.5

Total revenue	$1.3	$3.8	$46.6	$26.5

Net (loss) income from continuing operations attributable to parent	($144.0)	$125.5	($263.5)	($63.4)
Loss from discontinued operations attributable to parent	(1.0)	(13.3)	(22.8)	(29.6)

Net (loss) income attributable to parent	($145.0)	$112.2	($286.3)	($93.0)

Basic (loss) income per share attributable to parent
Continuing operations	($0.11)	$0.11	($0.25)	($0.06)
Discontinued operations	$0.00	($0.01)	($0.02)	($0.03)

Total	($0.11)	$0.10	($0.27)	($0.09)

Diluted (loss) income per share attributable to parent
Continuing operations	($0.11)	$0.11	($0.25)	($0.06)
Discontinued operations	$0.00	($0.01)	($0.02)	($0.03)

Total	($0.11)	$0.10	($0.27)	($0.09)

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About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ) is an international mining company focused on copper, gold and coal mines in the Asia Pacific region. The Company’s primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine in southern Mongolia. Turquoise Hill also holds a 56% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878).

Contacts

Investors	Media
Jessica Largent Office: +1 604 648 3957 Email: jessica.largent@turquoisehill.com	Tony Shaffer Office: +1 604 648 3934 Email: tony.shaffer@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information and statements relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities; planned expenditures; corporate strategies; and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which the Company will operate in the future, including the price of copper, gold and silver, anticipated capital and operating costs, anticipated future production and cash flows, the ability to complete the disposition of certain of its non-core assets, the ability and timing to complete project financing and/or secure other financing on acceptable terms, and the evolution of discussions with the Government of Mongolia on a range of issues including the implementation of the Investment Agreement, project development costs, operating budgets, management fees and governance and the existence or filing of legal proceedings against the Company and its officers and directors. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, copper, gold and silver price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities, currency fluctuations, the speculative nature of mineral exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements, capital and operating costs for the construction and operation of the Oyu Tolgoi mine and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking information and statements are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements.

With respect to specific forward-looking information concerning the construction and development of the Oyu Tolgoi mine, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the impact of the decision announced by the Company to delay the funding and development of the Oyu Tolgoi

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underground mine pending resolution of outstanding issues with the Government of Mongolia associated with the development and operation of the Oyu Tolgoi mine and to satisfy all conditions precedent to the availability of Oyu Tolgoi Project Financing; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the availability and cost of appropriate smelting and refining arrangements; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; the availability of funding on reasonable terms; the timing and availability of a long-term power source for the Oyu Tolgoi mine; delays, and the costs which would result from delays, in the development of the underground mine (which could significantly exceed those projected in the 2013 Oyu Tolgoi Technical Report); projected copper, gold and silver prices and demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi mine.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as the Oyu Tolgoi mine. It is common in new mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although the Oyu Tolgoi mine has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations. In addition, funding and development of the underground component of the Oyu Tolgoi mine have been delayed until matters with the Government of Mongolian can be resolved and a new timetable agreed. These delays can impact project economics.

The Company’s MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The mineral resource estimates contained therein are inclusive of mineral reserves. Further, mineral resources that are not mineral reserves do not have demonstrated economic viability. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation (including future production from the Oyu Tolgoi mine, the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized), which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. See the discussion under the headings “Language Regarding Reserves and Resources” and “Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources” in the Company’s MD&A filed on SEDAR and EDGAR.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in the Company’s Annual Information Form dated as of March 26, 2014 in respect of the year ended December 31, 2013 (the “AIF”).

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF that may affect future results is not exhaustive. When relying on the Company’s forward-looking information and statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking information and statements herein are made as of the date hereof and Turquoise Hill does not undertake any obligation to update or to revise any of the included forward-looking information or statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking information and statements contained herein are expressly qualified by the cautionary statement.

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